UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                           ART TECHNOLOGY GROUP, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                             CUSIP NO. 458727 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

James H. Dennedy                           Richard S. Rofe
Mitchell-Wright Technology Group, LLC      Mitchell-Wright Technology Group, LLC
8060 Montgomery Road, Suite 205            185 Great Neck Road, Suite 460
Cincinnati, OH 45236                       Great Neck, NY 11020
--------------------------------------------------------------------------------

(513) 792-5100                             (516) 466-5258
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                               September 20, 2004
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 2 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         SSH Partners I, LLP

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 3 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright Technology Group, LLC             41-2142179

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 4 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 5 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         James Dennedy

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) PF/AF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        145,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        145,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         145,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 6 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Partners, L.P.

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,744
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,744
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 7 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Capital Management, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,744
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,744
                                               ---------------------------------
                                               (10)     Shared Dispositive Power
                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 8 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Richard Rofe

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        172,244
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        172,244
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         172,244

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 9 OF 23 PAGES

--------------------------------------------------------------------------------
(1)       Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                 20-0870632

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        620,776
                                               ---------------------------------
                                               (9)      Sole Dispositive Power


                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        620,776
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         620,776

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.8%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 10 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value & Opportunity Fund, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,259,080
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,259,080
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,259,080

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         4.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 11 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 12 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 13 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 14 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 15 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 16 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 17 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,879,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share ("Common Stock"), of Art Technology Group, Inc. (the "Issuer" or the "Company") and is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on August 24, 2004, and amended on September 10, 2004 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment No. 2 to Schedule 13D is filed by a group consisting of SSH Partners I, LP, Mitchell-Wright Technology Group, LLC, Mitchell-Wright, LLC, James Dennedy, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss (collectively, the "Reporting Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

None of the Reporting Persons has purchased additional shares of Common Stock since the filing of the most recent amendment to the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

On September 20, 2004, Mitchell-Wright Technology Group, LLC ("MWTG") issued a letter to the stockholders of the Company announcing its intention to vote against the proposed merger of the Company with Primus Knowledge Solutions, Inc. ("PKSI"). A copy of the letter is attached as Exhibit 1. In addition, MWTG, SSH Partners I, LP, James Dennedy, Arcadia Partners, L.P., Parche, LLC and Starboard Value & Opportunity Fund, LLC currently intend to solicit proxies against the proposed merger.

SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MITCHELL WRIGHT TECHNOLOGY GROUP, LLC, SSH PARTNERS I, LP, JAMES DENNEDY, ARCADIA PARTNERS, L.P., PARCHE, LLC AND STARBOARD VALUE & OPPORTUNITY FUND, LLC FROM THE SHAREHOLDERS OF ART TECHNOLOGY GROUP, INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF ART TECHNOLOGY GROUP, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

As of September 20, 2004, the aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,197,100 shares, representing 5.7% of the 73,828,622 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2004, in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2004. The Reporting Persons beneficially own those shares as follows:

As of the date hereof, Parche, LLC beneficially owns an aggregate of 620,776 shares of Common Stock, representing approximately 0.8% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Parche, LLC.

As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 3,259,080 shares of Common Stock, representing approximately 4.4% of the outstanding shares of Common Stock. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan
B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC.

Each of Messrs. Cohen, Stark, Solomon and Strauss shares voting and dispositive power with respect to both the 620,776 shares of Common Stock owned by Parche, LLC and the 3,259,080 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC by virtue of their status as joint managing members of C4S & Co., LLC, the Managing Member of Ramius Capital Group, LLC, which in turn is the Managing Member of Admiral Advisors, LLC, which is the Managing Member of both Parche, LLC and Starboard Value & Opportunity Fund, LLC.

Messrs. Cohen, Stark, Solomon, and Strauss, C4S & Co., LLC, Ramius Capital Group, LLC and Admiral Advisors, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Parche, LLC and Starboard Value & Opportunity Fund, LLC, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c) Not applicable

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MWTG, Parche, LLC, and Starboard Value and Opportunity Fund, LLC have an agreement pursuant to which MWTG provides advice and services with respect to the parties' investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with MWTG and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, MWTG receives an amount equal to a percentage of the profits realized by such parties on their investment in the Issuer. The parties have also agreed to share expenses incurred by the group.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Letter to Stockholders of Art Technology Group, Inc., dated September 20, 2004.

--------------------------------------------------------------------------------

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 20, 2004                    SSH Partners I, LP
                                      By: Mitchell-Wright Technology Group, LLC,
                                           its General Partner
                                      /s/ James Dennedy
                                      ------------------------------------------
                                  By: James Dennedy
                                      Managing Member

September 20, 2004                    Mitchell-Wright Technology Group, LLC
                                      By:   Mitchell-Wright, LLC, its Managing
                                            Member
                                      /s/ James Dennedy
                                      ------------------------------------------
                                  By: James Dennedy
                                      Managing Member

September 20, 2004                    Mitchell-Wright, LLC
                                      /s/ James Dennedy
                                      ------------------------------------------
                                  By: James Dennedy
                                      Managing Member

September 20, 2004                    /s/ James Dennedy
                                      ------------------------------------------
                                      James Dennedy

--------------------------------------------------------------------------------
September 20, 2004                     Arcadia Partners, L.P.
                                       By: Arcadia Capital Management, LLC, its
                                           General Partner
                                       /s/ Richard Rofe
                                       -----------------------------------------
                                  By:  Richard Rofe
                                       Member

September 20, 2004                     Arcadia Capital Management, LLC
                                       /s/ Richard Rofe
                                       -----------------------------------------
                                  By:  Richard Rofe
                                       Member

September 20, 2004                     /s/ Richard Rofe
                                       -----------------------------------------
                                       Richard Rofe

September 20, 2004                     Parche, LLC
                                       By:   Admiral Advisors, LLC, its managing
                                             member
                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                  By:  Jeffrey M. Solomon
                                       Authorized Signatory

September 20, 2004                     Starboard Value & Opportunity Fund, LLC
                                       By:   Admiral Advisors, LLC, its managing
                                             member
                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                  By:  Jeffrey M. Solomon
                                       Authorized Signatory

September 20, 2004                    Ramius Capital Group, LLC
                                      By:   C4S & Co., LLC, its Managing Member
                                      /s/ Jeffrey M. Solomon
                                      ------------------------------------------
                                   By:Jeffrey M. Solomon
                                      Authorized Signatory

September 20, 2004                    C4S & Co., LLC
                                      /s/ Jeffrey M. Solomon
                                      ------------------------------------------
                                   By:Jeffrey M. Solomon
                                      Authorized Signatory

September 20, 2004                    /s/ Peter A. Cohen
                                      ------------------------------------------
                                      Peter A. Cohen

September 20, 2004                    /s/ Morgan B. Stark
                                      ------------------------------------------
                                      Morgan B. Stark

September 20, 2004                    /s/ Jeffrey M. Solomon
                                      ------------------------------------------
                                      Jeffrey M. Solomon

September 20, 2004                    /s/ Thomas W. Strauss
                                      ------------------------------------------
                                      Thomas W. Strauss

                                   SCHEDULE I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of the
Schedule 13D. All transactions were effectuated in the open market through a broker.

Parche, LLC
-----------

       Number of Shares
Date   Purchased/(Sold)      Price Per Share(1)
----   ----------------      ------------------





Starboard Value and Opportunity Fund, LLC
-----------------------------------------

       Number of Shares
Date   Purchased/(Sold)      Price Per Share(1)
----   ----------------      ------------------






(1) Excludes commissions and other execution-related costs.

                                                                       Exhibit 1

MITCHELL . WRIGHT
TECHNOLOGY GROUP


              8060 MONTGOMERY ROAD, SUITE 205     185 GREAT NECK ROAD, SUITE 460
                         CINCINNATI, OH 45236               GREAT NECK, NY 11020
                       PHONE: +1 513.792.5100             PHONE: +1.516.466.5258
                         FAX: +1 413.375.3439               FAX: +1.516.466.7709

September 20, 2004



SHAREHOLDERS
Art Technology Group, Inc.


         Re: Proposed Merger with Primus Knowledge Solutions, Inc.
         ---------------------------------------------------------



Dear Shareholders:

Art Technology Group ("ATG"), Inc. has had an exciting 10+ year history of providing strong technology solutions to significant enterprise customers. During those 10+ years, members of Mitchell Wright Technology Group, LLC ("MWTG") have worked with ATG's customers and worked in industry implementing solutions on the ATG platform. Most recently, a group advised by MWTG has become ATG's second largest shareholder. MWTG strongly believes in the Company's greatest assets - its customer base, strong product innovations, high customer loyalty, and a reasonably strong balance sheet. MWTG believes these assets should be protected and profitably enhanced.

After detailed analysis, discussions with the Company's management and directors, and much thought and deliberation, MWTG CANNOT support the proposed merger of the Company with Primus Knowledge Solutions, Inc. ("PKSI") as it is currently presented. We believe Management's plan to operate the combined business fails to justify the significantly increased operational and financial risk to shareholders that the merger presents.

We believe the actions recommended by Management in the S-4, filed September 8, 2004, threaten the Company's greatest assets, and therefore shareholder value, in the following ways:

     o Integration will distract management from running the business profitably;

     o Management's operating plan for the combined businesses fails to strengthen the financial foundation of the business; and

     o    Proposed merger may significantly weaken the balance sheet.

ATG's management has not operated the core business profitably, and its Board has not insisted that they do so. We encourage all shareholders to carefully review the performance of the Company under current management. Under current management, the Company has experienced (i) consistently unprofitable operations, (ii) a steady decline in license and maintenance revenues, (iii) significant cash balance erosion; and (iv) staffing levels and non-personnel expenditures significantly out of line with the revenue of the business.

9/20/2004
Page 2 of 4


Management's published plan for the merged companies, endorsed by the Board, does not give confidence that Management can integrate and operate a more complex business profitably. The proposed plan for the merger does not get the Company any closer to profitable operations and positive cash flow than proper cost management would under independent operations.

The Company is at a critical financial juncture. The Company must either (i) choose to operate profitably and seek strategic alternatives to independent operations, or (ii) take significant financial risks in trying to become a large, relevant enterprise software company. Management has asked shareholders to accept tremendous risk by approving the merger agreement without providing an action plan that would produce financial results to justify the additional financial and operating risk and dilution. Management's financial basis for the merger is that the acquired revenue ALONG WITH FORECASTS OF REVENUE GROWTH support the $90-95M of planned expenses. However, Management has consistently been unable to accurately forecast the Company's revenues. Management and the board cannot expect shareholders to keep waiting until `next year' for profitable operations. Approving the merger agreement under Management's proposed plan could lead to significant financial stress on the Company. Continued unprofitable operations, as presented in Management's plan for the merged companies, will cause further balance sheet erosion. Weakening the balance sheet increases the risk of achieving future revenue targets as enterprise customers lose confidence in the viability of the business. This vicious cycle will severely limit the Company's future strategic alternatives.

Management needs to focus on protecting the balance sheet. Management's plan, if realized, places the Company in a precarious cash position as its NET CASH balance may drop below $30 million, an amount which Management has stated is the critical trough cash necessary to reliably generate revenue by assuring customers of the Company's viability. Yet, after giving effect to the proposed merger, the Company has stated that it will enter 2005 with a cash balance of "something north of $30 million." We question the veracity of this statement. Although Management may be able to post $30 million on the cash line, our analysis indicates that the Company will need to borrow from its working capital line to achieve this objective, thereby having less than $30 million in NET CASH. In order for shareholders to have enough information before voting on the merger agreement, we demand Management clarify their true intentions for the NET CASH balance of the Company by providing shareholders with their projected cash AND debt levels entering 2005.

We appreciate that the marriage of ATG's and PKSI's technology presents attractive opportunities, but this will be of little value to shareholders if the foundation of the underlying operating business remains weak. We encourage shareholders, in considering the strength of the technology marriage, particularly as discussed in analyst opinions, to also consider the capability of the Company's management to

9/20/2004
Page 3 of 4


run an operationally sound business. If the combined Company cannot operate profitably, then building the technology stack and revenue line with this acquisition fails to add value, it destroys value.

MWTG remains greatly concerned with the level of shareholder representation within Management and the Board of Directors. The lack of shareholder representation has resulted in a disconnect between the owners of the company (the shareholders) and those managing the Company (Management and the Board). The Board and Management must be accountable to the shareholders of the business. Therefore, MWTG believes a change in corporate governance is needed. The Board and Management must understand that they are fiduciaries to the shareholders. The shareholders must demand that the corporate governance of our company be modified to bring the governance more in line with the state of the market and take a more active role in demanding improved financial performance.

Based on Management's current operating plan and proposed plan for the combined company, MWTG's recommends the following course of action to the Company and its shareholders:

          o    Vote against the merger;

          o Demand corporate governance changes to allow shareholders greater ability to influence our company;

          o Establish profitable operations before growing the Company with acquisitions; and

          o    Pursue other strategic alternatives.

MWTG has been and remains committed to working with the Board and Management to create shareholder value. While we are disappointed with the reticence of the Board to exchange ideas, we remain eager to engage in a more active dialog with the Board and Management to build value for all shareholders.

Thank you for taking the time to review our proposal and for your continued support of ATG.



Very Respectfully,


/s/ James H. Dennedy


James H. Dennedy
Managing Partner
Mitchell-Wright Technology Group, LLC



cc:      Paul Shorthose, Chairman

         Bob Burke, Director & CEO

         Phyllis Swersky, Director

         David Elsbree, Director

         Ilene Lang, Director

         Mary Makela, Director

         John Held, Director



SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MITCHELL WRIGHT TECHNOLOGY GROUP, LLC AND RELATED ENTITIES FROM THE SHAREHOLDERS OF ART TECHNOLOGY GROUP, INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF ART TECHNOLOGY GROUP, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY MITCHELL WRIGHT TECHNOLOGY GROUP, LLC, PARCHE, LLC, STARBOARD VALUE & OPPORTUNITY FUND, LLC AND CERTAIN OF THEIR AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2004 WITH RESPECT TO ART TECHNOLOGY GROUP, INC., AS AMENDED ON SEPTEMBER 10, 2004 AND SEPTEMBER 20, 2004. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.